American Independence Corp.
485 Madison Avenue
New York, NY 10022

February 1, 2011
Karen Ubell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Independence Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Definitive Proxy filed April 30, 2010
File No. 001-05270

Dear Ms. Ubell:

By letter dated January 18, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided American Independence Corp. (“AMIC” or the “Company,” “we,” “us” or “our”) with its comment on the Company’s annual report on Form 10-K filed on March 25, 2010 and on the Company’s definitive proxy statement filed on April 30, 2010. We are in receipt of your letter and set forth below the Company’s response to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

Definitive Proxy filed April 30, 2010

Executive Compensation, page 18

1.
We note your response to our prior comment three and reissue the comment.  The executive officers of the Company that are also executive officers of IHC received compensation from IHC.  Since the executive officers split their time as executives of the Company and IHC, the summary compensation table for the Company needs to report the portion of the total compensation received by such executive officer that is allocable to the time spent by that executive on matters relating to the Company.  See Regulation S-K Compliance and Disclosure Interpretation 217.08.  Please amend your Form 10-K to disclose in the summary compensation table the portion of executive compensation received by your executive officers that related to the time spent on matters of the Company.

RESPONSE:

The Company has filed a 10-K/A that includes the disclosure requested by the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Adam C. Vandervoort

Adam C. Vandervoort
Vice President, General Counsel and Secretary